12/9/2003



03051613

ITED STATES
) EXCHANGE COMMISSION
ngton D.C. 20549

1)F 12-4-03 ak

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SEC MAIL RECEIVED PROCESSING NOV 26 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 09614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Glickenhaus & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six East 43rd Street
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Peyser (212) 953-7782
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

We, Seth Glickenhaus and Steve B. Green swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glickenhaus & Co., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Partner

Title

Signature

CFO

Notary Public

ANTONINA RUFFINI
Notary Public, State of New York
No. 01RU4993437
Qualified in Nassau County
Commission Expires March 16, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*




NOV 2 6 2003

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Partners of
Glickenhaus & Co.

We have audited the accompanying statement of financial condition of Glickenhaus & Co. (a partnership) as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Glickenhaus & Co. as of September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

November 18, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS	
Cash	$ 292,263
Securities Purchased Under Agreements to Resell	1,153,557,237
Receivables from Brokers, Dealers and Clearing Organizations	295,446,333
Securities Owned, at market value (including securities pledged to third parties of $5,867,025,974)	6,023,650,251
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $918,702	554,078
Exchange Membership, at cost (market value of $1,850,000)	251,700
Other Assets	38,540,077
Total Assets	$7,512,291,939
LIABILITIES AND PARTNERS' CAPITAL	
Securities Sold Under Agreements to Repurchase	$3,785,410,603
Payables to Brokers, Dealers and Clearing Organizations	1,036,924,916
Securities Sold, Not Yet Purchased, at market value	2,455,713,549
Other Liabilities	2,337,840
Total liabilities	7,280,386,908
Partners' Capital	231,905,031
Total Liabilities and Partners' Capital	$7,512,291,939

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment adviser, securities broker-dealer and investment banker, conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at market value.

Federal and state income taxes have not been provided since the Partners are individually liable for their own tax payments. The Company is liable for the New York City unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. The estimated fair value of the reverse repurchase agreements approximates the carrying amount, due to the short-term nature of the instruments.

The market value of collateral accepted by the Company under reverse repurchase agreements was $2,196,431,072, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under Financial Accounting Standards Board Interpretation No. 41 ("FIN 41"), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. At September 30, 2003, the Company's assets and liabilities decreased by $1,030,040,389 as a result of the application of FIN 41.

3. CREDIT FACILITIES:

The Company has unused credit facilities (the "Facilities") with various financial institutions under which the Company can borrow up to $176,500,000. The Facilities bear interest at fluctuating rates based on the federal funds interest rate and are payable on demand. Loans under the Facilities are secured by firm securities.

4. CLEARING AGREEMENT:

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Stock Exchange, Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2003, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE:

At September 30, 2003, securities owned and securities sold, not yet purchased, consist of the following (in thousands):

Securities owned, at market value:	
U.S. government obligations	$5,869,470
Corporate stock	720
Corporate obligations	1,447
Municipal obligations	148,697
Other	3,317
	$6,023,651

Securities sold, not yet purchased, at market value:	
U.S. government obligations	$2,448,746
Other	6,968
	$2,455,714

Securities owned, pledged to third parties under bank loans or repurchase agreements was $4,820,664,229 at September 30, 2003.

In the opinion of management, in many cases, the use of financial instruments and economic offsetting of similar security positions serve to decrease the Company's overall exposure to market risk.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at September 30, 2003 (in thousands):

Receivables from brokers, dealers and clearing organizations:	
Receivables from clearing organizations	$ 7,924
Securities failed to deliver	287,522
	$295,446

Payables to brokers, dealers and clearing organizations:	
Trade date adjustment, net	$ 855,443
Payable to clearing organizations	169
Securities failed to receive	181,313
	$1,036,925

7. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2003, the Company had net capital of $44,109,553, which exceeded minimum net capital requirements by $43,859,553.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

8. RELATED PARTY TRANSACTIONS:

Included in other assets are loans to affiliates, which represent entities into which some of the Partners are invested. The loans to affiliates was $24,464,139, including accrued interest, as of September 30, 2003 and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates. In management's opinion, the carrying amounts of these loans approximate fair value.

9. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company leases office space under a noncancelable lease agreement expiring on April 30, 2005. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year ending September 30,	
2004	$499
2005	291
	$790

The Company has purchased "split dollar" life insurance policies (the "Plan") for four of the Partners. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds for the Plan in the amount of the premiums paid.

10. OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS:

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.



GLICKENHAUS & CO.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

SEPTEMBER 30, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Glickenhaus & Co.

In planning and performing our audit of the financial statements and supplemental schedule of Glickenhaus & Co. (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

November 18, 2003